UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated  October 1, 2009
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   N/A

The following documents are being submitted herewith:
•	Press Release dated September 30, 2009
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: October 1, 2009	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE
Enbridge Day 2009 Investment Community Conference to be Webcast
CALGARY, Alberta, September 30, 2009 — Enbridge Inc. (TSX and NYSE: ENB) will hold its eleventh annual Enbridge Day Investment Community Conference on Tuesday, October 6th in Toronto and Wednesday, October 7th in New York. The sessions will focus on our Liquids, Gas and Green Energy businesses including discussions around the markets we operate in, the progress we are making on our portfolio of commercially secured projects, and an overview of projects we have in development across our three businesses.
The October 6th Enbridge Day conference in Toronto will be webcast beginning at 8 a.m. Eastern time. Interested parties may register for the webcast through the link on the Enbridge website, www.enbridge.com/investor. The webcast will be archived and available for replay on October 7th. A complete transcript and MP3 will be available on the website shortly thereafter.
The webcast format will be listen-only with the Q&A portion of the conference held live and on-site in Toronto.
Enbridge Inc., a Canadian company, is a North American leader in delivering energy. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and clean energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,000 people, primarily in Canada and the U.S. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com
FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. – Investment Community	Enbridge Inc. – Media

Vern Yu	Jennifer Varey
(403) 508-3946	(403) 508-6563/(888) 992-0997
Email: vern.yu@enbridge.com	Email: jennifer.varey@enbridge.com